Exhibit (a)(5)(v)

Retek and Oracle Customer and Partner Benefits*

The combination of Retek and Oracle is a superior strategic and customer fit, producing a number of benefits to you, our customers.

•	PRESERVES INVESTMENT & ENSURES PRODUCT CONTINUITY

There is no product overlap between Retek and Oracle. Retek provides merchandising, supply chain, and store applications. Oracle provides ERP applications, middleware, data warehousing, and database software. As a result, your existing investment is preserved and you will have a clear product roadmap on Retek-Oracle technology.

•	ENHANCES SYNERGIES WITH COMMON CUSTOMER BASE.

Approximately 80% of Retek customers run on Oracle technology, while 35% of Retek customers run Oracle or PeopleSoft applications. Customers will benefit not only from the increased scale in R&D investments but also from a one-stop shop for application and infrastructure support.

•	MINIMIZES DISRUPTION WITH ALIGNED PRODUCT STRATEGIES.

Retek’s products, both existing and emerging, are aligned with Oracle’s from a development perspective. Most of Retek’s products are built on Oracle JDeveloper and Oracle Forms, which results in a better fit with Oracle for customers to receive unified support. Retek’s newer products are built on Java, which will benefit from Oracle Application Server and Project Fusion as opposed to proprietary tools and development languages.

•	EXTENDS RETEK SERVICE AND DELIVERY WORLDWIDE.

The combination of Retek and Oracle will take full advantage of Oracle’s worldwide sales, support, and consulting resources. Oracle plans to retain and grow the Retek sales, support, and consulting organizations, ensuring minimal disruption of account coverage and support for Retek customers. Moreover, Oracle has strong relationships with Retek’s partners and intends to grow these relationships for our mutual customers.

•	LEVERAGES ORACLE’S INTEGRATION EXPERIENCE.

Oracle has significant experience integrating software companies, as evidenced by the PeopleSoft acquisition. As such, we have been planning the Retek integration since October 2004 and have a well-defined product roadmap and integration plan. The primary goal of the integration is to provide continuity for customers and ensure 100% customer satisfaction. Moreover, we are dedicated to maintaining and increasing the quality of innovation, support, and service you have come to expect from Oracle and Retek, without interruption and without change.

*	Note: this document is intended for information purposes only and may not be incorporated into a contract.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY RETEK’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION INTENDS TO FILE ON MARCH 9, 2005. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM ORACLE CORPORATION.

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